UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Act of 1934

Zarlink Semiconductor Inc.

(Name of issuer)

Common Shares, no par value Rights to Purchase Common Shares 6% Convertible Unsecured Debentures

(Title of class of securities)

989139100; 989139AA8

(CUSIP Number)

David Goren, Esq. Microsemi Corporation One Enterprise Aliso Viejo, CA 92656 (949) 380-6100

(Name, address, and telephone number of person authorized to receive notices and communications)

Copies to: Warren T. Lazarow, Esq. Loren J. Weber, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

October 12, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 989139100; 989139AA8

1.	NAME OF REPORTING PERSON Microsemi Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 123,438,837
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 123,438,837
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,438,837
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.2%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 128,325,628 common shares outstanding as of October 12, 2011, as represented by the Issuer to the Reporting Persons.

CUSIP No. 989139100; 989139AA8	13D

1.	NAME OF REPORTING PERSON 0916753 B.C. ULC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC, BK
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 123,438,837
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 123,438,837
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,438,837
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.2%(1)
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 128,325,628 common shares outstanding as of October 12, 2011, as represented by the Issuer to the Reporting Persons.

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common shares, no par value, of Zarlink Semiconductor Inc., a Canadian corporation (“Issuer”), together with the associated rights outstanding under the Shareholder Rights Agreement, dated July 25, 2011, between Issuer and Computershare Investor Services Inc., as amended (which rights together with the common shares are hereinafter collectively referred to as the “Issuer Shares”). The principal executive office of Issuer is located at 400 March Road, Ottawa, Ontario, Canada K2K 3H4.

Item 2.	Identity and Background

This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Microsemi Corporation, a Delaware corporation (“Microsemi”), and 0916753 B.C. ULC, a corporation existing under the laws of the Province of British Columbia, Canada and an indirect wholly-owned subsidiary of Microsemi (“Purchaser,” and together with Microsemi, the “Reporting Persons”). The address of the principal business and the principal office of the Reporting Persons is One Enterprise, Aliso Viejo, CA 92656. Microsemi is a leading designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high-reliability semiconductors. Purchaser was formed for the purpose of making the Offers (as defined in Item 3 below).

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Microsemi and Purchaser are set forth on Schedule A. During the last five years, neither Microsemi, Purchaser nor, to the knowledge of Microsemi or Purchaser, any of the persons listed on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

On July 8, 2011, Microsemi purchased 100 Issuer Shares on the Toronto Stock Exchange for an average price of CAD$2.43 per Issuer Share (excluding commission). On August 17, 2011, Microsemi and Purchaser formally commenced their offers (together, the “Offers”) to acquire all of the Issuer Shares (the “Share Offer”) and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Debenture Offer”) of Issuer (the “Issuer Debentures” and together with the Issuer Shares, the “Issuer Securities”). On September 21, 2011, Issuer, Microsemi and Purchaser entered into a Support Agreement (the “Support Agreement”) pursuant to the terms and subject to the conditions of which Microsemi and Purchaser agreed, among other things, to (i) increase the price offered per Issuer Share to CAD$3.98 in cash and increase the price offered for the Issuer Debentures to CAD$1,624.49 in cash per CAD$1,000 principal amount of Issuer Debentures plus accrued and unpaid interest to the date such Issuer Debentures are taken up under the Debenture Offer, and (ii) extend the expiry time of the Offers from 5:00 p.m. (Toronto time) on September 22, 2011 to 5:00 p.m. (Toronto time) on October 12, 2011, unless the Offers were further extended or withdrawn by Purchaser. All of the Issuer Securities deposited to the Offers and not withdrawn as of 5:00 p.m. (Toronto time) on October 12, 2011, namely 123,438,737 Issuer Shares and CAD$54,417,000 principal amount of Issuer Debentures, were taken up and accepted for payment by Purchaser on October 12, 2011. Purchaser also extended the expiry time of the Offers to 5:00 p.m. (Toronto time) on October 24, 2011 so that holders of Issuer Debentures would have additional time to tender, unless the Offers are further extended or withdrawn by Purchaser (the “Expiry Time”). Following the Expiry Time, Microsemi intends to acquire all remaining Issuer Shares not deposited to the extended Share Offer pursuant to a compulsory acquisition and to acquire all remaining Issuer Debentures not deposited to the extended Debenture Offer by redeeming such Issuer Debentures for their principal amount plus accrued and unpaid interest to the date of redemption.

Microsemi advanced funds to enable Purchaser to take up and pay for Issuer Securities under the Offers. The aggregate cash consideration for the Issuer Shares taken up under the Offers on October 12, 2011 was approximately CAD$491.3 million. In connection with the taking up of Issuer Securities under the Offers, Microsemi entered into Amendment No. 2 (“Amendment No. 2”) to its existing Credit Agreement dated as of November 2, 2010, as amended by Amendment No. 1 to the Credit Agreement, dated as of March 2, 2011 (the “Existing Credit Agreement” and as amended by Amendment No. 2, the “Amended and Restated Credit Agreement”), with Morgan Stanley Senior Funding, Inc. (“MSSF”), Morgan Stanley & Co. LLC and the lenders referred to therein. Pursuant to the Existing Credit Agreement, MSSF provided $425,000,000 senior secured first lien credit facilities, consisting of a term loan facility in an aggregate principal amount of $375,000,000 (the “Existing Term Loan Facility”) and a revolving credit facility in an aggregate principal amount of $50,000,000 (the “Existing Revolving Facility”). The Amended and Restated Credit Agreement provided for a refinancing of the Existing Term Loan Facility plus an additional term loan facility in the amount of $425,000,000 (the “New Term Loan Facility”), for an aggregate term loan facility in the amount of $800,000,000 (collectively, the “Term Loan Facility”). The Existing Revolving Facility remained in place. The New Term Loan Facility and a portion of the Existing Revolving Facility financed the acquisition of Issuer Securities under the Offers and fees and expenses related thereto.

The foregoing descriptions of the Support Agreement and the Amended and Restated Credit Agreement do not purport to be complete and are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, each of which is incorporated by reference in its entirety where such references appear.

Item 4.	Purpose of the Transaction

The information set forth under Item 3 of this Schedule 13D is incorporated herein by reference. The purpose of the Offers is to enable Microsemi, through Purchaser, to acquire ownership of all of the outstanding Issuer Securities in accordance with the terms of the Offers and the Support Agreement.

On October 13, 2011, in accordance with the terms of the Support Agreement, all members of Issuer’s board of directors resigned and, in connection therewith, Purchaser appointed the following directors to serve on Issuer’s board of directors: James J. Peterson, John M. Holtrust, John W. Hohener, Steven G. Litchfield and David Goren.

Upon acquisition of the remaining Issuer Shares pursuant to a compulsory acquisition, Microsemi intends to take the necessary steps to delist Issuer from the Toronto Stock Exchange and to cause Issuer to cease to be a reporting issuer under Canadian and U.S. securities laws.

Except as set forth in this Schedule 13D and in connection with the Offers and compulsory acquisition described above, the Reporting Persons have no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Microsemi intends to continue reviewing Issuer’s assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel as part of a comprehensive review with a view to optimizing development of Issuer’s potential in conjunction with Microsemi’s existing business. This planning process will continue throughout the pendency of the Offers, but will not be implemented until the completion of a compulsory acquisition.

Item 5.	Interest in Securities of the Issuer

(a) - (b) As a result of the take up of Issuer Shares pursuant to the Share Offer, the Reporting Persons may be deemed to have shared voting power and shared dispositive power with respect to 123,438,837 Issuer Shares, representing approximately 96.2% of the common shares outstanding as of October 12, 2011, as represented by Issuer to the Reporting Persons.

Except as set forth in this Item 5, none of Microsemi, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A beneficially owns any Shares.

(c) Except as set forth in Item 3 of this Schedule 13D, none of Microsemi, Purchaser or, to the knowledge of the Reporting Persons, any persons named in Schedule A has effected any transaction in securities of Issuer reported herein during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Issuer, which would be required to be reported under this Item.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Support Agreement, dated September 21, 2011, by and among Microsemi Corporation, 0916753 B.C. ULC and Zarlink Semiconductor Inc. (incorporated herein by reference to Exhibit 1.2 to Amendment No. 3 to Microsemi Corporation’s Schedule 14D-1F, filed with the Commission on September 26, 2011).

Exhibit 2	Amendment No. 2 to Credit Agreement, dated as of October 13, 2011, by and among Microsemi Corporation, Morgan Stanley Senior Funding, Inc., Morgan Stanley & Co. LLC and the lenders referred to therein (incorporated by reference to Exhibit 10.1 to Microsemi Corporation’s Current Report on Form 8-K, filed with the Commission on October 19, 2011).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: October 24, 2011	MICROSEMI CORPORATION

	By:	/s/ DAVID GOREN
	Name:	David Goren
	Title:	Vice President

0916753 B.C. ULC

	By:	/s/ DAVID GOREN
	Name:	David Goren
	Title:	Vice President

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND PURCHASER

1. Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is One Enterprise, Aliso Viejo, CA 92656. Unless otherwise indicated, each such person is a citizen of the United States of America.

DIRECTORS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson	Microsemi Board member since 2000 President and Chief Executive Officer since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

Dennis R. Leibel

Microsemi Board member since 2002

Chairman of the Board since July 2004; A retired financial and legal executive, private investor and consultant; Director of Commerce Energy Group, Inc., an electricity and natural gas marketing company based in Costa Mesa, California, from 2005 to 2008; Director of DPAC Technologies Corp., a device networking company based in Hudson, Ohio, from 2006 to 2011.

Thomas R. Anderson

Microsemi Board member since 2002

A retired executive and private investor; Former Vice President and Chief Financial Officer of QLogic Corporation, a storage networking technology supplier based in Aliso Viejo, California, from 1993 to 2002.

William E. Bendush

Microsemi Board member since 2003

A retired executive and private investor; Former Senior Vice President and Chief Financial Officer of Applied Micro Circuits Corporation, an information technology products supplier based in Sunnyvale, California, from 1999 to 2003; Director of Conexant Systems, Inc., a fabless semiconductor company based in Newport Beach, California, from 2008 to 2011.

William L. Healey

Microsemi Board member since 2003

Consultant and private investor; Former President and Chief Executive Officer of Cal Quality Electronics, Inc., an electronics manufacturer based in Santa Ana, California, from 2002 to 2005; Director of Sypris Solutions, Inc., a provider of technology-based outsourced services and specialty products based in Louisville, Kentucky, since 1997; Director of Pro-Dex, Inc., a motion control and rotary drive systems manufacturer based in Irvine, California, since 2007 and its Chairman of the Board since 2010.

Paul F. Folino

Microsemi Board member since 2004

Executive Chairman of the Board of Emulex Corporation, an information technology products manufacturer based in Irvine, California, since 2006 and a Director of Emulex since 1993; Chairman of the Board of Emulex Corporation from 2002 to 2006; Chief Executive Officer of Emulex Corporation from 1993 to 2006.

Matthew E. Massengill

Microsemi Board member since 2006

Former Chairman of the Board of Western Digital Corporation, a computer storage technology provider based in Irvine, California, from 2001 to 2007; Executive Chairman of the Board of Western Digital Corporation from 2005 to 2007; Chief Executive Officer of Western Digital Corporation from 2000 to 2005; President of Western Digital Corporation from 2000 to 2002; Director of Western Digital Corporation since 2000; Director of Conexant Systems, Inc., a fabless semiconductor company based in Newport Beach, California, from 2008 to 2011; Director of GT Advanced Technologies, Inc., a supplier of materials for solar cell and panel manufacturing based in Merrimack, New Hampshire, since 2008 and its Chairman of the Board since 2010.

OFFICERS

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson

Director, President and Chief Executive Officer since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

Officer of Microsemi since 2000.

John W. Hohener

Executive Vice President since 2010; Chief Financial Officer and Secretary since 2008; Vice President of Finance, Treasurer and Chief Accounting Officer since 2007; Vice President of Finance from 2006 to 2007; Executive Vice President and Chief Financial Officer of Biolase Technology, Inc., a medical technology company based in Irvine, California, from 2004 to 2006.

Officer of Microsemi since 2006.

Ralph Brandi*	Executive Vice President, Chief Operating Officer since 2002; Vice President-Operations from 2000 to 2002. Officer of Microsemi since 2000.

John M. Holtrust	Senior Vice President of Human Resources since 2005; Vice President of Human Resources from 2000 to 2005. Officer of Microsemi since 2000.

Steven G. Litchfield

Executive Vice President, Chief Strategy Officer since 2009; Executive Vice President-Analog Mixed Signal Group from 2006 to 2009; Vice President-Corporate Marketing & Business Development from 2003 to 2006; Director of Business Development from 2001 to 2003.

Officer of Microsemi since 2003.

Russell R. Garcia

Executive Vice President, Marketing and Sales since 2010; Chief Executive Officer of WiSpry, Inc., a programmable radio frequency semiconductor company, from 2007 to 2010; President and Chief Executive Officer of u-Nav Microelectronics, a global positioning system semiconductor company, from 2001 to 2006.

Officer of Microsemi since 2010.

Frederick (Rick) C. Goerner

Senior Vice President, Worldwide Sales since 2011; Senior Vice President of Marketing, Sales, and Business Development at Quartics Inc., a fabless semiconductor and software company that provides video processing solutions, based in Irvine, California, from 2010 to 2011; President and Chief Executive Officer of Patriot Scientific Corporation, a provider of data sharing and secure data software solutions, based in Carlsbad, California, from 2008 to 2009; President of RG and Associates, a business development consulting firm, based in San Juan Capistrano, California from 2006 to 2008.

Officer of Microsemi since 2011.

*	Mr. Brandi is a citizen of Denmark.

2. Directors and Executive Officers of Purchaser. The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Purchaser. The current business address of each person is One Enterprise, Aliso Viejo, CA 92656. Each such person is a citizen of the United States of America.

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
James J. Peterson	Director, President and Chief Executive Officer since 2011; Director, President and Chief Executive Officer of Microsemi since 2000; Director of STEC, Inc., a storage solutions technology company based in Santa Ana, California, from 2003 to 2009.

David Goren	Director and Vice President of Legal since 2011; Vice President of Legal of Microsemi since 2009; Corporate Counsel at Microsemi since 2007; General Counsel at PowerDsine Ltd. (acquired by Microsemi) from 2002 to 2007.

John M. Holtrust	Director since 2011; Senior Vice President of Human Resources of Microsemi since 2005; Vice President of Human Resources of Microsemi from 2000 to 2005.

Name and Address	Present Principal Occupation or Employment, Material Positions Held During the Last Five Years
Steven G. Litchfield	Director and Chief Financial Officer since 2011; Executive Vice President, Chief Strategy Officer of Microsemi since 2009; Executive Vice President-Analog Mixed Signal Group of Microsemi from 2006 to 2009; Vice President-Corporate Marketing & Business Development of Microsemi from 2003 to 2006; Director of Business Development of Microsemi from 2001 to 2003.